
February 24, 2011

Michael Ward
President and Chief Executive Officer
Silver Butte Co.
601 W. Main Ave., Ste. 1017
Spokane, WA 99201

> **Re: Silver Butte Co.**
> **Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed November 10, 2010**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2010**
> **Filed January 12, 2011**
> **Form 8-K**
> **Filed January 14, 2011**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed January 24, 2011**
> **File No. 1-05790**

Dear Mr. Ward:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that all outstanding comments relating to these filings will need to be resolved prior to your filing of a definitive Schedule 14C. In addition, to the extent that any comments that follow apply to any other disclosure found in your other filings, please also revise them accordingly.

2.   Schedule 14C/A

We reiterate our prior comment that you provide the information required by Item 14 of

Schedule 14A. See also Note A to Schedule 14A and Item 1 of Schedule 14C. Regardless of whether the Share Exchange Agreement, of itself, required shareholder approval under applicable state law, as state law requires shareholder approval for the increase in authorized shares, and that increase is necessary to be able to complete the Share Exchange Agreement, then, as indicated in Note A to Schedule 14A, "the solicitation to authorize the securities is also a solicitation with respect to the acquisition." We direct your attention particularly, but not exclusively, to Item14(b)(6) and (7) of Schedule 14A.

3. Unless you are eligible to incorporate by reference, provide all the information required by Item 14(d) of Schedule 14A in the Schedule 14C. It appears that you have provided some of that as exhibits. There is no exhibit provision for Schedule 14C.

Purpose and Effect of the Increase in Company Authorized Capital

4. We note in your beneficial ownership table in your 10-K for the fiscal year ended August 31, 2010, only two shareholders held greater than 5% of your common stock and that the combined ownership of these two beneficial owners was 22.34%. In addition, we note your entry into the Share Exchange Agreement and the issuance of 280,319,588 shares of common stock to the owners of Gulf mark Energy Group, Inc. Please revise your filings to address the approval process for the Share Exchange Agreement and subsequent issuance of shares. For example, indicate whether a vote was required by your shareholders in approving the Share Exchange Agreement, and if not, why it was not required. In addition, if the Share Exchange Agreement was approved by your shareholders, indicate in your filings what percentage of your shareholders approved the Share Exchange Agreement. We note that you state that you are taking this action "so that [you] can complete [your] share issuance obligations under the terms of the Exchange Agreement." If you were not able to complete the issuance, explain how Messrs. Ward, Ward, Wilson and Simon were able to acquire the shares listed in the table.

In this regard, we note that none of the shareholders listed in the table in the 14C were shareholders prior to the Share Exchange Agreement and assume that they became shareholders as a result of that Agreement. Given that (i) they were not shareholders of Silver Butte at the time the Agreement was entered into, (ii) there were not sufficient shares to fulfill the issuer's share issuance obligations under the terms of the Exchange Agreement; (iii) these individuals now account for 92.9% of the issuer's voting control; and (iv) the issuer must seek shareholder approval of the increase in authorized capital, confirm that it is permissible under state law for Messrs. Ward, Ward, Wilson and Simon to now vote (or have voted)on the proposal which, as a matter of course, results in their "authorizing" shares for issuance to themselves. If that is permissible, expand your disclosure to clarify that the same shareholders who provided the written consents will be the recipients of the shares. Disclose also what consideration, if any, you gave to limiting the solicitation to shareholders who did not receive their shares as a result of the

Share Exchange and, if you considered it, why you rejected it.

5.   Clarify, if true, that the 26,950,000 common shares and 11,000,000 Series A Preferred Shares represent shares of Gulfmark.

6.   Indicate whether there is an intent to issue Series B Preferred Stock.

Amendment No. 1 to Preliminary Information Statement on Schedule 14C and Form 8-K Filed January 14, 2011

Directors, Executive Officers, Promoters and Control Persons

7.   We note your disclosure that none of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years and that is material to the evaluation of the ability or integrity of any of your directors, director nominees or executive officers. We also note the disclosure that Mr. Michael Ward was the CEO of Bentley Energy Corporation which declared bankruptcy on January 7, 2010. In light of Mr. Ward's role as an executive officer of Bentley Energy Corporation prior to and at the time it declared bankruptcy, please provide additional details, including information material to an evaluation of his ability or integrity. See Item 401(f) of Regulation S-K.

Form 10-K for the Fiscal Year Ended August 31, 2010 and Form 10-Q for the Fiscal Quarter Ended November 30, 2010

Disclosure Controls and Procedures

8.   We note that in your conclusion regarding management's evaluation of your disclosure controls and procedures, that they "were effective [] in ensuring that all material information required to be filed in [the report] has been made known to them in a timely fashion." Please state, if true, that your disclosure controls and procedures are both designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in our rules and forms and designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. For the definition of disclosure controls and procedures, please see Rule 13a-15(e).

Form 8-K Filed January 14, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

9.   We note your disclosure that Blanco Drilling, Inc. generated revenues of approximately $320,000 from the period November 1 through December 31, 2010. If you choose to retain this disclosure in your filing, please revise to provide further information regarding the revenues, including how the revenues were earned and whether the revenues were from activities that will continue in the future.

Oil and Gas Properties, page 22

10.   We note your disclosure referring to production data from wells drilled in areas that appear to be in the proximity of your property. Such disclosure may cause investors to infer that your property also has the ability to sustain similar production because of its proximity. Please describe only geology, history, or production data that are directly related to your company's property.

11.   We note that no gas pipeline transportation infrastructure on, or nearby your Keifer lease. Please include disclosure throughout your filing to specifically address the risks and potential expenses associated with the lack of a gas pipeline transportation infrastructure for the transportation of gas from the property.

Exhibit 99.1

Financial Statements of Gulfmark Energy Group, Inc.

General

12.   Please resolve the discrepancy between the August 11, 2010 inception date utilized in preparing your financial statements and the August 9, 2010 incorporation date mentioned in the last paragraph on page 4. If the date upon which your financial statements are based is incorrect, please discuss any revisions with your auditor.

13.   If you are a development stage enterprise as defined in FASB ASC 915-10-05-2 and FASB ASC 915-10-20 label your financial statement headers to comply with FASB ASC 915-205-45-4. In either case, modify your disclosure on page 11 to explain how your description of the company as an "early-stage" company compares to the criteria utilized in identifying a development stage enterprise. If you are not a development stage company, add disclosure clarifying how you arrived at this conclusion.

14.   Please expand your disclosures in the fifth paragraph on page 5 and the second paragraph

under the Company's Plans heading on page 21, indicating that you have a producing property and stating that your property "has proven shallow oil production," to describe the extent of historical production including periods prior to your acquisition, and the scope of uncertainty apparent in your disclosure in the last paragraph on page 18, indicating that you do not have oil and gas reserves in explaining that you do not know conclusively whether oil is present or may be produced economically.

Note 1 – Organization and Business Activity, page 7

15.　We note your disclosure in the last paragraph on page 4 indicating that Gulfmark Energy Group, Inc. organized Gulfmark Resources, Inc. and Blanco Drilling, Inc. on July 29, 2010 and August 6, 2010, prior to its own formation on August 9, 2010. Please resolve the illogical sequence of events in this paragraph. Please also add details in that section and in Note 1 of the financial statements to identify the persons responsible for organizing and arranging the merger of these three entities, including the acquisition of drilling assets in November 2010 and the Keifer Lease in January 2011.

16.　Expand your disclosure on page 4 and in Note 1 of the financial statements to include details of the October 8, 2010 transaction in which Gulfmark Energy Group, Inc. acquired Gulfmark Resources, Inc. and Blanco Drilling, Inc. We expect this disclosure would clarify the method of accounting applied to the transaction, underlying rationale, amount and form of consideration exchanged, manner of valuation, nature of assets and liabilities acquired, purchase price allocation, and status of any business operations. If you had no business operations prior to completing the transactions mentioned under Company's Plans on page 21, add disclosure in Note 1 to your financial statements to clarify and expand your disclosure in Note 9 to include details of those events.

17.　Modify your disclosure to explain how your oil and gas properties and drilling rigs were utilized during the two years prior to your acquisition; and to indicate the extent to which your officers or the persons responsible for organizing you or your subsidiaries were involved in any prior use of these assets. The nature of support for your disclosures in the fifth paragraph on page 5, and the second paragraph under Company's Plans on page 21, indicating you own a producing oil and gas property, and the extent to which the drilling rigs have been previously utilized should be clear.

18.　Add disclosure clarifying whether you had previously selected and intend to continue to utilize October 31 as your fiscal year-end when filing your periodic reports.

Note 2 – Summary of Significant Accounting Policies, page 7

19.　Please disclose the method of accounting selected and applied to your oil and gas producing activities as described in Rule 4-10(a) of Regulation S-X. It should be clear whether you have chosen the successful efforts or full cost methodology. If you had no oil and gas properties until the January 7, 2010 transaction mentioned under Company's

Plans on page 21, add the disclosure requested in this comment in Note 9.

Note 3 – Property, Plant and Equipment, page 11

20.   Please describe your approach and rationale in valuing the 150,000 shares issued to acquire a drilling rig in October 2010 and the 11 million preferred shares and 26.8 million common shares issued to acquire subsidiaries on October 8, 2010, as stated in the last paragraph on page 4. We would also like to understand your accounting for the acquisition of subsidiaries. It should be clear how your valuations are not inconsistent and how they reflect the differences in voting and conversion rights.

Exhibit 99.2

Pro Forma Financial Statements

General

21.   Please modify your presentation to include the introductory paragraph required by Rule 11-02(b)(2) of Regulation S-X. It should be clear why you have not presented pro forma statements of operations to reflect the January 12, 2011 reverse merger with Silver Butte Company or the October 8, 2010 acquisitions of Gulfmark Resources, Inc. and Blanco Drilling, Inc. mentioned in the last paragraph on page 4. It should also be clear why you have not included any financial statements in the filing for the Keifer Lease acquired on January 7, 2011, which you describe as a producing oil and gas property on page 21.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Paul Monsour at (202) 551-3360, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director